Exhibit 99.5

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

November 19, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	XORTX THERAPEUTICS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on November 18, 2021 to the Registered Securityholders:

1	Proxy with Notice-and-Access Notice and Request for Financial Statements

2	Proxy Return Envelope

Yours truly,

TSX Trust Company

''Sandy Hunter''

Senior Relationship Manager

Sandy.Hunter@tmx.com

VANCOUVER	CALGARY	TORONTO	MONTRÉAL
650 West Georgia Street,	300-5th Avenue SW, 10th floor	301 - 100 Adelaide Street West	1800 - 1190, avenue des
Suite 2700	Calgary, AB T2P 3C4	Toronto ON M5H 4H1	Canadiens-de-Montréal, C. P. 37
Vancouver, BC V6B 4N9			Montréal (Québec) H3B 0G7
Toll Free 1-866-600-5869
T 604 689-3334	T 403 218-2800	T 416 361-0930	T 514 395-5964